15047045

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 26089

SEC Mail Processing RECEIVED MAR 02 2015 Wash., DC Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JonesTrading Institutional Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 Lindero Canyon Road, Suite 208
(No. and Street)

Westlake Village	**CA**	**91361**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trent McNair **(818) 879-5478**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

550 S. Hope Street, Suite 1500	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/10/15

OATH OR AFFIRMATION

I, Trent McNair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY J. VERES
Commission # 2085212
Notary Public - California
Los Angeles County
My Comm. Expires Oct 6, 2018

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

JonesTrading Institutional Services LLC and Subsidiaries
As of December 31, 2014
With Report of Independent Registered Public Accounting Firm

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

As of December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statement

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3-10

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
JonesTrading Institutional Services LLC:

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and subsidiaries as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of JonesTrading Institutional Services LLC and subsidiaries as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 27, 2015

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2014

Assets	
Cash (including approximately $471,000 on deposit with clearing brokers)	$ 4,333,151
Cash equivalents	18,357,698
	22,690,849
Due from brokers	17,017,032
Commission and other receivables	1,956,747
Prepaid expenses	922,889
Leasehold improvements and equipment, net	2,208,972
Cash surrender value and other assets	8,727,965
Total assets	$ 53,524,455
Liabilities and members' equity	
Trade accounts payable	$ 4,374,378
Accrued compensation payable	16,125,755
Accrued owners' distributions	1,620,606
Accrued profit-sharing	1,085,428
Accumulated rent obligation	421,036
Accrued income taxes	243,888
	23,871,091
Members' equity	46,259,674
Accumulated other comprehensive loss	(362,360)
Less: notes receivable due from members	(16,243,950)
Total members' equity	29,653,364
Total liabilities and members' equity	$ 53,524,455

See accompanying notes.

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, Maryland, and Texas. JonesTrading International Limited (JTL), a wholly owned subsidiary, is located in London, England, and provides services throughout Europe. JonesTrading Canada, Inc. (JTC) another wholly owned subsidiary is incorporated in British Columbia, Canada and has its primary office in Toronto, ON.

From January 1, 1987 until January 1, 2004, the Company operated as an S corporation, Jones & Associates, Inc. (J&A). On January 1, 2004, J&A transferred all of its assets, liabilities, and operations to the Company, its wholly owned limited liability company, in exchange for 23,872,000 units, or 100%, of the outstanding units of the Company. At December 31, 2014, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 25,290,478 units outstanding. Approximately 93.4% of these units are owned by J&A. The remaining units are owned by current and former employees.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of financial condition, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Riskless Transactions

Riskless transaction revenues are derived from matched transactions whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from riskless transactions represent the spread between the buy and sell price of the security. Riskless transaction revenues and related expenses are recognized on trade date basis.

2. Summary of Significant Accounting Policies (continued)

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for soft dollar expenses on an accrual basis. An accrued soft-dollar research payable of $2,244,857 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

Due from Brokers

Due from brokers consists of amounts due to the Company from clearing agents. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Commissions and Other Receivables

Commissions and other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. The Company files state returns in the following states: California, Illinois, Colorado, Connecticut, Florida, Georgia, Maryland, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee.

The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated statement of financial condition, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2014. Tax years 2011 through 2013 are subject to examination by state taxing authorities.

Financial Instruments

The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying consolidated statement of financial condition approximates their fair value due to their short-term nature.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2014, the Company's net capital was $25,447,556, which was $23,938,238 in excess of this requirement.

4. Fully Disclosed Clearing Agreement

During 2014, the Company cleared all customer transactions through its fully disclosed agreements with Merrill Lynch Pierce Fenner Smith, a New York Stock Exchange member firm, and, therefore, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2014, the due from broker was $15,116,870, which consists of cash. JTC cleared all customer transactions through its fully disclosed agreement with Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm. At December 31, 2014, the due from broker was $1,900,162, which consists of cash.

5. Notes Receivable

At December 31, 2014, notes receivable amounted to $16,243,950, which includes $1,896,694 of loans from the Company to employees to purchase stock in J&A. Loans from the Company to employees to purchase stock in J&A are reported as a reduction of members' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 2.4% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

On July 22, 2014 the Company made a loan in the amount of $3,000,000 to J&A. The loan is due in full three years from the date of the loan, and bears interest at six month LIBOR plus 1%. Loans from the Company to J&A are reported as a reduction of members' equity.

6. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. The contribution rate is variable and is determined by the Company on an annual basis.

Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year period. The deferred compensation liability for the year ended December 31, 2014, was $11,149,705 and is included in accrued compensation payable.

6. Retirement and Deferred Compensation Plans (continued)

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $8,659,997 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2014. There were no outstanding policy loans as of December 31, 2014. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation agreements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements.

7. Leases

The Company leases office space and equipment under non-cancelable operating lease agreements which expire on various dates through 2020. At December 31, 2014, the future minimum obligations under these agreements were as follows:

Year ended December 31:	
2015	$ 1,873,284
2016	1,356,971
2017	1,343,559
2018	808,188
Thereafter	941,849
Total	$ 6,323,851

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

8. Members' Equity

On March 31, 2007, the Company amended its Operating Agreement to authorize 1,500,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company above the value of the Company on the date of grant. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. As of December 31, 2014, the Company had 1,437,500 PPUs

8. Members' Equity (continued)

outstanding. Compensation cost is measured as the distributions are paid to employees with PPUs. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2014, was $0. The carrying value of the PPUs approximates the fair value.

9. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2014, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2014.

10. Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

10. Leasehold Improvements and Equipment (continued)

A summary of the Company's property and equipment as of December 31, 2014, is as follows:

Furniture and fixtures	$ 3,830,842
Data processing equipment	3,983,782
Leasehold improvements	5,007,559
	12,822,183
Less: accumulated depreciation	10,613,211
Leasehold improvements and equipment, net	$ 2,208,972

11. Subsequent Events

The Company evaluates subsequent events until the date the statement of financial condition is issued. Through February 27, 2015, no material subsequent events have occurred.